DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, California 92121-2133
www.dlapiper.com

Jeffrey C. Thacker
jeff.thacker@dlapiper.com
T 858.638.6728
F 858.638.5128

Confidential Treatment Requested ZELTIQ Aesthetics, Inc. Under 17 C.F.R. § 200.83

CONFIDENTIAL TREATMENT REQUESTED. CERTAIN PORTIONS OF THIS

DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR

CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN

MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN

MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH

THE SECURITIES AND EXCHANGE COMMISSION.

October 3, 2011

VIA E-MAIL AND EDGAR TRANSMISSION

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Amanda Ravitz, Assistant Director
Ms. Tara Harkins, Accounting Branch Chief
Mr. Kevin Vaughn, Accounting Branch Chief
Mr. Jay Mumford, Special Counsel
Mr. Daniel Morris, Special Counsel

Re:	ZELTIQ Aesthetics, Inc.
Registration Statement on Form S-1, as amended
Filed on July 13, 2011
File No. 333-175514

Ladies and Gentlemen:

This letter is sent in response to our telephone conference on Friday, September 30, 2011, with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on behalf of ZELTIQ Aesthetics, Inc. (the “Company”) regarding the above referenced Registration Statement (the “Registration Statement”). During this telephone conference, the Staff requested the Company to provide additional information regarding the factors contributing to the difference between the fair value of the Company’s common stock as of July 27 and 29,

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October 3, 2011

Page Two

2011 (the “July Valuation”) and the preliminary initial public offering price of the Company’s common stock. The Staff also requested the Company to provide additional information regarding the factors its Board of Directors (the “Board”) considered in determining that the fair value of the Company’s common stock should remain at $2.78 per share for the equity awards granted on September 2, 2011 (the “September Valuation”). Finally, the Staff requested the Company to confirm that it would disclose the equity awards granted on September 2, 2011 in the “Stock-Based Compensation” section of its Management’s Discussion and Analysis of Results of Operations and Financial Condition as well as in the “Subsequent Events” section of its Financial Statements in the next amendment of the Registration Statement.

Analysis of the Difference between the Preliminary IPO Price and the July/September Valuations

As previously disclosed in its letter to the Staff, dated September 29, 2011, the Company currently expects the preliminary price range for its initial public offering to be $[*] to $[*] per share, with the midpoint of the range at $[*] per share (the “Preliminary IPO Valuation”). In its letter to the Staff, dated September 28, 2011, the Company provided the Staff with an analysis of the significant factors contributing to the difference between (i) the estimated fair value of the Company’s common stock as of the July/September Valuations and (ii) the Preliminary IPO Valuation. In that letter, the Company disclosed that the principal difference between the Preliminary IPO Valuation and the July/September Valuations is attributable to the 100% probability of a successful IPO in October 2011 (an “October IPO”) assumed in determining the Preliminary IPO Valuation. In contrast, the July/September Valuations attributed a 50% probability to a successful October IPO.

The Company previously disclosed that its Board attributed a 50% probability to a successful October IPO as a result of several significant uncertainties at the time of the July/September Valuations, including:

•	The Board and the Company’s management were uncertain if the Company would be able to complete all necessary procedural steps to complete an IPO in October 2011.

•

The capital markets continued to decline and to experience volatility, and it was uncertain if the capital markets would be favorable for IPOs in October 2011. In fact, it is notable that no IPOs were completed in September 2011 by issuers raising at least $25 million.

•

The Board and the Company’s management were uncertain if the Company would achieve its anticipated financial results for the third quarter of fiscal 2011. As anticipated, the Company was experiencing seasonality during the summer months in the United States and Europe due to vacations taken by its physician customers and their patients, and at the time of the July/September Valuations the Board was unsure whether the Company would be able to meet its revenue target for the third quarter of fiscal 2011.

*	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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•	As the Company’s financial performance developed, the Board was still assessing whether the optimal time for the Company to pursue an IPO was in the Fall of 2011 or in the Spring of 2012.

During our conference call with the Staff, we indicated that the Company had preformed a sensitivity analysis on the effect of increasing the probability of a successful October IPO on the fair value of its common stock. Specifically, the sensitivity analysis presented in the following table shows that the fair value of the Company’s common stock would not in fact have changed from $2.78 per share if the probability of a successful October IPO was increased from 50% to 70%, which the Company believes would have been an aggressive assumption for the reasons outlined above.

Potential Outcomes	Fair Value of Common Stock	Original Probability	Fair Value of Common Stock	Revised Probability
	ORIGINAL IPO ANALYSIS		AGGRESSIVE IPO ANALYSIS
IPO (by October 15, 2011)	$2.98	50%	$2.98	70%
M&A Event (by October 15, 2011)	$2.60	10%	$2.60	10%
IPO (by March 31, 2012)	$3.09	15%	$3.09	5%
M&A Event (by March 31, 2012)	$2.93	15%	$2.93	5%
Stay Private	$1.30	10%	$1.30	10%

Total	$2.78	100%	$2.78	100%

The relative probability of a successful October IPO does not have a material effect on the fair value because the Company’s overall valuation is expected to be higher at the time of a March 2012 IPO or a March 2012 M&A event as a result of the Company’s revenue growth rate. The Company has experienced significant revenue growth since obtaining FDA clearance to market its product in the United States in September 2010, and management’s business plan presented to the Board for use in determining the fair value of the Company’s common stock at the time of the July/September Valuations assumed that the Company’s revenues would continue to grow as the Company continued to implement its commercialization strategy. The effect of this expected revenue growth is not completely offset by either the required rate of return or the illiquidity adjustments. Consequently, assigning more weight to a near term exit event, like an October IPO, does not necessarily increase the fair value of the Company’s common stock.

For additional clarity into this issue, the Company completed a Monte Carlo simulation using the October IPO probability as the key variable. The probability of an October IPO was set to range between 50% and 80%; an October 2011 M&A event and a stay private outcome were fixed at a probability of 10% each; and the remaining probabilities were distributed equally among the March 2012 M&A event and a March 2012 IPO. The Monte Carlo analysis indicated

*	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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a mean common stock value for the July Valuation of $2.78 per share. The indicated range was $2.77 to $2.78 per share.

In addition to the IPO assumption discussed above, the Company believes that each of the following factors contribute to the difference between the July/September Valuations and the Preliminary IPO Valuation:

•

The Preliminary IPO Valuation assumes the Company’s common stock is liquid. As of the July/September Valuations, the illiquidity of the Company’s common stock and the substantial likelihood of not being able to complete an offering combined to contribute to a lower valuation compared to the Preliminary IPO Valuation. As previously disclosed in the Registration Statement, the illiquidity adjustment ranged from 8% to 42% for the July/September Valuations.

•

The Preliminary IPO Valuation reflects significant input from the Company’s underwriters, which was not available to the Company at the time of the July/September Valuations. The underwriters first provided the Company with an estimate of the Preliminary IPO Valuation on September 21, 2011. Since that date, the Company has received additional insight as to what valuation methodologies the underwriters believe that investors may use to value the Company if it completes an IPO. The underwriters have informed the Company that investors may be willing to value the Company at a premium to other medical technology companies as a result of its strong revenue growth over the past 12 months, following its receipt of FDA approval in September 2010.

•

The Preliminary IPO Valuation does not reflect the reasonable possibility based on recent IPOs that the Company’s IPO, if completed at all, may be completed at a price below the Preliminary Price Range. Based on the Company’s market research, 50% of the IPOs completed in August 2011 priced below the original price range.

Fair Value as of September 2, 2011

The Company previously disclosed to the Staff that the Compensation Committee of the Board (the “Committee”) determined that the fair value of the Company’s common stock remained $2.78 per share for the equity awards granted on September 2, 2011 based on:

•	The factors and analysis conducted by the Board in establishing the July Valuation, as well as the July 14, 2011 valuation report prepared by the Company’s third-party valuation expert; and

•

The adverse conditions in the capital markets during the period between the July Valuation and the September Valuation, including: (i) between the July and September Valuations, the Nasdaq Composite Index declined by more than 10%, the Dow Jones Industrial Average declined by more than 7.0%, and the S&P 500 declined by more than 9.0%; (ii) the seven publicly traded companies in the

*	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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Company’s valuation peer group recorded a median decline of 17% in market capitalization during this period; and (iii) the IPO market declined during this period, with 14 IPOs pricing during July 2011, four IPOs pricing during August 2011, and no IPOs pricing in September 2011.

As discussed with the Staff on the conference call, the Committee also considered the Company’s financial performance during the third quarter of fiscal 2011 through the date of the September Valuation. As anticipated, the Company’s financial performance during the third quarter of fiscal 2011 reflected seasonality due to vacations taken by its physician customers and their patients during the summer months in the United States and Europe, and at the time of the July/September Valuations the Board was unsure whether the Company would be able to meet its revenue target for the third quarter of fiscal 2011. Based on all of these factors, the Committee determined that the fair value of the Company’s common stock remained at $2.78 per share as of the September Valuation.

Disclosure of September 2, 2011 Equity Awards

As requested by the Staff, the Company confirms that it will disclose the equity awards granted on September 2, 2011 in the “Stock-Based Compensation” section of Management’s Discussion and Analysis of Results of Operations and Financial Condition as well as in the “Subsequent Events” section of its Financial Statements in its next amendment of the Registration Statement filed with the Commission. Specifically, the Company intends to include the following disclosure:

“Awards Granted on September 2, 2011

We continued to rely on the PWERM model we first used in July 2011 to determine the fair value of our common stock for the awards granted on September 2, 2011. Despite making progress in preparing for our IPO, capital market conditions significantly weakened during the period between our July valuation and the September awards. In addition, we considered the Company’s financial performance during the third fiscal quarter through September 2, 2011. As a result, in determining the fair value of our common stock for the September awards, we considered the factors and analysis from our July valuation as well as an analysis of the following factors:

•

The capital markets declined during the period between our July and September valuations. Between July 29, 2011 and September 2, 2011, the Nasdaq Composite Index declined by more than 10%, the Dow Jones Industrial Average declined by more than 7.0% and the S&P 500 declined by more than 9.0%.

•	The seven publicly traded companies in our valuation peer group recorded a median decline of approximately 17% in market capitalization between July 27, 2011 and September 2, 2011.

•	The IPO market was also adversely affected by volatility and declines in the capital markets. Based on our research of IPOs in which the issuer raised more

*	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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than $25 million, 14 IPOs priced in July 2011, four IPOs priced in August 2011 and no IPOs priced in September 2011.

•

As anticipated, the Company’s financial performance during the third quarter of fiscal 2011 reflected seasonality due to vacations taken by its physician customers and their patients during the summer months in the United States and Europe, and at the time of the September equity awards the Board was unsure whether the Company would be able to meet its revenue target for the third quarter of fiscal 2011.

Based on the July valuation and the above analysis of changes in market conditions and the Company’s financial performance during the third fiscal quarter through the date of the September 2nd grants, the fair value of our common stock was deemed to remain at $2.78 per share for the September equity awards.”

In addition to this disclosure, the Company intends to update the table included on page 53 of the Registration Statement to disclose the equity awards issued on September 2, 2011. The disclosure will be as follows in the next amendment of the Registration Statement:

“The following table summarizes the fair value of the common stock underlying our stock options granted between January 1, 2010 and September 2, 2011, including the subsequent update to the fair value solely by using the Black-Scholes option-pricing model:

Grant Date	Number of Options Granted	Restricted Stock Issued	Fair Value Per Share of Common Stock	Updated Fair Value Per Share of Common Stock
March 15, 2010	932,197		$0.42	$0.42
July 27, 2010	5,764,246		0.34	0.34
September 28, 2010	762,632		0.39	0.77
November 30, 2010	995,000		0.39	0.77
February 17, 2011	860,500		0.39	0.82
May 18, 2011	1,270,000		0.77	2.65
July 27, 2011	2,054,500		2.78	2.78
July 29, 2011	150,000		2.78	2.78
September 2, 2011	335,000	17,194	2.78	2.78

If we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 638-6728.

*	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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* * *

Because of the financially sensitive nature of the estimated Preliminary Price Range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of a portion of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

Very truly yours,

DLA Piper LLP (US)

/s/ Jeffrey C. Thacker
Jeffrey C. Thacker
Partner

*	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.